SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company Number: 1397169

THE COMPANIES ACT 2006

Company limited by shares

RESOLUTIONS

of

PRUDENTIAL PUBLIC LIMITED COMPANY

At the Annual General Meeting of the above named Company duly convened and held on 18 May 2017 the following resolutions were passed. Resolutions 22, 23 and 25 were passed as ordinary resolutions and resolutions 24, 26, 27 and 28 were passed as special resolutions:

Renewal of authority to allot ordinary shares

Resolution 22

THAT without prejudice to any other authority conferred on the Directors by or pursuant to Article 14 of the Company’s Articles of Association, the authority conferred on the Directors by Article 14 of the Company’s Articles of Association to allot generally and unconditionally relevant securities be renewed in respect of equity securities (as defined in section 560(1) of the 2006 Act) for a period expiring at the earlier of 30 June 2018 and the conclusion of the Annual General Meeting of the Company to be held in 2018 and for a maximum aggregate nominal amount of:

(A) £25,856,389 (such amount to be reduced by any allotments or grants made under paragraph (B) in an aggregate nominal amount exceeding £17,194,499 and/or any allotments or grants made under resolution 25, if passed, so that in total no more than: (i) £25,856,389 can be allotted under this paragraph (A) and, if passed, resolution 25; and (ii) £43,050,888 can be allotted under paragraphs (A) and (B) of resolution 22 and, if passed, resolution 25);

(B) £43,050,888 (such amount to be reduced by any allotments or grants made under paragraph (A) of this resolution 22 and/or resolution 25, if passed, so that in total no more than £43,050,888 can be allotted under paragraphs (A) and (B) of resolution 22 and, if passed, resolution 25) in connection with an offer or invitation:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(C) the amount allotted pursuant to the terms of any share scheme of the Company or any of its subsidiary undertakings adopted prior to or on the date of this Meeting.

Extension of authority to allot ordinary shares to include repurchased shares

Resolution 23

THAT the authority granted to the Directors to allot relevant securities up to a total nominal value of £25,856,389 pursuant to paragraph (A) of resolution 22 set out above be extended by the addition of such number of ordinary shares of five pence each representing the nominal amount of the Company’s share capital repurchased by the Company under the authority granted pursuant to resolution 27 set out below, to the extent that such extension would not result in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to resolution 22 exceeding £43,050,888.

Renewal of authority for disapplication of pre-emption rights

Resolution 24

THAT without prejudice to any other authority conferred on the Directors by or pursuant to Article 15 of the Company’s Articles of Association, the Directors be and are hereby authorised to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by Article 15 of the Company’s Articles of Association and/or to sell any ordinary shares held by the Company as treasury shares for cash as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2018 and the conclusion of the Annual General Meeting of the Company to be held in 2018 and provided that (without prejudice to resolution 26) the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to the authority under Article 15(b) in respect of any allotment of equity securities under the authority conferred on the Directors by resolution 22 or a sale of ordinary shares held by the Company as treasury shares for cash is £6,464,097.

Authority to issue mandatory convertible securities (MCS)

Resolution 25

THAT without prejudice to any other authority conferred on the Directors by or pursuant to Article 14 of the Company’s Articles of Association, the authority conferred on the Directors by Article 14 of the Company’s Articles of Association to allot generally and unconditionally relevant securities be granted in relation to any issue by the Company or any subsidiary or subsidiary undertaking of the Company (together, the Group) of MCS that automatically convert into, or are exchanged for, ordinary shares in the Company in prescribed circumstances, where the Directors consider that such an issuance of MCS would be desirable in connection with, or for the purposes of, complying with or maintaining compliance with the regulatory capital requirements or targets applicable to the Company or to the Group from time to time:

(A) for a maximum aggregate nominal amount of £25,856,389 (such amount to be reduced by any allotments or grants made under paragraph (B)

of resolution 22 in an aggregate nominal amount exceeding £17,194,499 and/or any allotments made under paragraph (A) of resolution 22, so that in total no more than: (i) £25,856,389 can be allotted under paragraph (A) of resolution 22 and this resolution 25; and (ii) no more than £43,050,888 can be allotted under paragraphs (A) and (B) of resolution 22 and this resolution 25); and

(B) subject to applicable law and regulation, at such conversion prices (or such maximum or minimum conversion price methodologies) as may be determined by the Directors from time to time.

Authority for disapplication of pre-emption rights in connection with the issue of MCS

Resolution 26

THAT without prejudice to any other authority conferred on the Directors by or pursuant to Article 15 of the Company’s Articles of Association, the Directors be and are hereby authorised to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by Article 15 of the Company’s Articles of Association as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2018 and the conclusion of the Annual General Meeting of the Company to be held in 2018 and provided that (without prejudice to resolution 24) the maximum aggregate nominal amount of equity securities that may be allotted pursuant to the authority under Article 15(b) in respect of any allotment of equity securities in connection with the issuance of MCS under the authority conferred on the Directors by resolution 25 for cash is £25,856,389.

Renewal of authority for purchase of own shares

Resolution 27

THAT the Company be and is hereby generally and unconditionally authorised, in accordance with Section 701 of the 2006 Act, to make one or more market purchases (within the meaning of Section 693(4) of the 2006 Act) of its ordinary shares in the capital of the Company, provided that:

(A) Such authority be limited:

i. to a maximum aggregate number of 258,563,895 ordinary shares;

ii. by the condition that the minimum price which may be paid for each ordinary share is five pence and the maximum price which may be paid for an ordinary share is the highest of:

a) an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and

b) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out, in each case exclusive of expenses;

(B) Such authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of 30 June 2018 and the conclusion of the Annual General Meeting of the Company to be held in 2018, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and

(C) All ordinary shares purchased pursuant to said authority shall be either:

i. cancelled immediately upon completion of the purchase; or

ii. held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 2006 Act.

Notice for general meetings

Resolution 28

THAT a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 23 May, 2017	PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ CHRIS SMITH
		Name:	Chris Smith
		Title:	Deputy Company Secretary